INVEST IN **OUTERLY**

The Social App for the Outdoors


OUTERLY
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LEAD INVESTOR



Mark Anderson

I've always believed in the transformative power of the outdoors. Its positive impacts on mental health are undeniable. This is precisely why I've chosen to invest in Outerly. Under Kay's leadership, Outerly is uniquely positioned to address a profound need in our increasingly urbanized world: the human yearning to connect, not only with nature but also with each other in natural spaces. What struck me most about Outerly was its mission to make parks and natural environments akin to community hubs. In places where people often feel isolated or disconnected, especially newcomers to a city, Outerly provides a platform to rediscover camaraderie, motivation, and the simple joy of being outside. It's about creating an accessible social space, much like a school or workplace, but set against the backdrop of nature. Another thing that struck me is that Outerly recognizes that approximately 75% of people would engage more with the outdoors if they had companionship. It's not just about being outdoors; it's about shared experiences, collective memories, and building a community anchored in nature. I see a bright future for Outerly. In a world that has been increasingly lonely, the longing for genuine, face-to-face connections in beautiful outdoor spaces will only grow.

Invested $5,000 this round

Highlights

1. Community app aimed at making the $889B outdoor recreation industry safer & more social
2. 400+ beta participants; 28K+ waitlist signups & email subscribers
3. Founder previously bootstrapped outdoor media company to 200K+ unique monthly users & $25K+ MRR
4. MVP created based on 350+ in-depth customer interviews & survey responses
5. Acquired first B2B contract with DC pilot with potential to scale nationwide
6. All star founder with experience at Bain, National Geographic, and several early stage startups
7. Currently beta testing our web & mobile apps in Washington, DC, with full launch in Sept 2023

Our Founder



Kay Rodriguez Founder & CEO

Kay is a marketing & growth strategy professional and self-taught software developer with previous experience at Bain & National Geographic.

Outerly is Solving Loneliness Through Nature

Our Mission

The loneliness epidemic is one of the most pressing issues we're facing in today's society. Despite being more digitally connected than ever, many of us have lost touch with nature and struggle to find real, meaningful community and connection. As a result, <u>over 50% of Americans struggle with loneliness</u>.

<u>Outerly</u>'s mission is simple: **to connect the world through nature.**

The Problem

<u>Everybody wishes they spent more time outside</u>. Not only is it fun, but it's also <u>**really good for our mental and physical health**</u>.

However, many of us - especially in urban areas - find it challenging to get outdoors regularly.

Why? Because we don't know *where* to go or *who* to go with.

As a result, <u>only ~18% of the US population</u> (less than 1 in 5 people!) participates in outdoor activities at least once per week, and <u>only ~55% participates at least once per year</u>.

The Solution

Many of today's outdoor recreation apps are focused on mapping and navigation, but few are focused on the key barriers preventing people from getting outdoors in the first place.

Outerly addresses an unmet need in outdoor recreation: **the need to connect with others.**

Gaining trust via *curation* & *community*



Curated & Personalized



In our in-depth customer research, we discovered:

- ~50% of users don't go outdoors as much as they'd like to because they don't know where to go

- ~75% of users don't go outdoors as much as they'd like to because they can't easily find someone else to go with.

The outdoor industry is booming, but it's *really* hard to get outside in cities



Outerly takes a different approach than incumbents - by enabling people to connect based on the activities they want to try, we mirror and alleviate the pain points of the outdoor customer journey as they happen.

Additionally, we're not just targeting the ~55% of the population that participates in outdoor recreation currently, but we're also widening the funnel in a friendly, social way for net-new participants to begin their journeys in the outdoors.

The outdoor industry is booming,




US OUTDOOR INDUSTRY
2021 • BEA
PERCENTAGE OF AMERICANS WHO PARTICIPATE IN OUTDOOR ACTIVITIES ANNUALLY
GROWTH IN PARTICIPATION ANNUALLY
Sources: Bureau of Economic Analysis; Outdoor Industry Association

Our Product

Imagine if you could find outdoor activities near you *and* immediately see all of the people in your circles who want to go as well. That's what we're building with Outerly!

Our app consists of:

- Activities database, with information pages about each activity that include all of your friends & friends of friends who want to go, as well as events going on at that location
- Events page with upcoming events near you, organized by both individuals as well as organizations
- Membership and affinity discussion groups to connect with like-minded adventurers
- Premium (paid) service offering weekly curated itineraries and matching for members

Our Business Model and Revenue

Gamers, crafters, and CEOs all have their own social networks, so why can't the outdoors have one?

We've identified what we think is a clear path for Outerly to become a $1B+ business. It looks something like this:

- A $1B valuation means roughly $100M in annual revenue
- $100M in revenue means 500k-1M paid subscribers (at $15/month), which is <0.6% of the American outdoor enthusiast population
- Our B2B2C strategy involves having companies sponsor Outerly as a benefit to employees; as we grow B2B partnerships, we will begin to see even more revenue growth there

Our DC beta currently has 400+ users with a 7% conversion to premium, and one B2B partner.

Please note: future projections or events cannot be guaranteed.

Scalable B2C + B2B2C Model





B2C
Freemium SaaS
- Revenue from premium subscription + ads & affiliate partnerships
- Upgraded feature and content access
- Currently ~5-6% conversion to premium

B2B2C
Recurring Licensing
- Revenue from per-user monthly licensing fee
- Membership community facilitation, database API, and events marketplace
- Monetized by monthly subscription fee

Why Are We Raising a Community Round?

We believe that community-led companies should be community-owned companies, and Outerly is no exception. We want our investor base to consist of the people we're building for - people who believe that time outdoors is essential for human connection and well-being.

As our revenue and profits grow, we want your wealth to grow, too. By giving *anyone from our community* the opportunity to invest - rather than the archaic model centered around wealthy VCs and individuals - we're putting our trust and power into YOUR hands.

Outerly will always be a company built by and for nature lovers and mental health advocates. This is your chance to own a piece of our future.

Our Current Team & Investors

I'm a super scrappy solo founder with a ton of experience in marketing and corporate strategy. I've previously worked for Bain & Company and National Geographic, as well as several early stage startups.

To this point, I've built our MVP myself using no-code tools, alongside a handful of advisors and angel investors. These folks span the outdoor, healthcare, and tech industries, and believe that Outerly can become a $1B+ company in the future.

I'm an outdoors-obsessed strategy, media, and tech professional





Previous experience at well-known consulting, consumer, and startup brands



  

Built and scaled Urban Outdoors to 27K+ email subscribers and 150K+ monthly readers



Kay Rodriguez
Founder & CEO

Taught myself to design & code and have been building our Outerly MVP

We also have an Outerly Brain Trust group with over 50 unofficial advisors and teammates, who have all stepped up to give feedback and provide guidance in their areas of expertise for Outerly.

Outerly in the Media

Our presence as the experts in urban outdoor recreation continues to grow, with features on Outerly (formerly Urban Outdoors) in **Outside Business Journal**, **ENO Hammocks**, **Outdoor Retailer Magazine**, **Technical.ly**, **The Wild We Share**, **HelpScout**, and **Not Yet Podcast**.

Our founder has also spoken as an industry expert on urban outdoor recreation trends at the **Adventure Travel Trade Association AdventureELEVATE** conference, the **Outdoor Media Summit**, Outside Adventure Expo, and for digital events with **Mental Health America**, Modern Campground, and more. She also won **DC Startup Week's Early Stage Pitch Competition** for Outerly in fall 2022.

How Will We Use the Funds?

Our use of this capital is simple: nail our DC pilot and prepare our product for launch in 3 more cities this winter. We'll be allocating capital roughly as follows:

- 25% to product development
- 35% to employee & contractor costs
- 30% to marketing and operations
- 10% to legal/accounting fees & fundraising costs



Roadmap

Spring 2023
Public launch in Washington, DC.

EOY 2023
Full rollout and growth campaign in DC complete

Fall 2023
WeFunder round opens, crowdfunding begins

EOY 2024
Expansion into 7+ cities, potentially internationally

Note: future projections cannot be guaranteed

Invest in Outerly

As an investor, here's the summary of your investment:

- Outerly's current valuation is only $6M right now ($5M with our early bird terms), and we're chasing a $1B+ opportunity in a $889B+ market

- We have a path to 20x growth in the next 24 months

- An investment today is a bet that Outerly will be worth more than $6M in the future

Please note that we're going to work hard to grow this business, but future performance isn't guaranteed.

Your investment in Outerly will also further our mission & help people spend more time in nature together, tackling the loneliness epidemic and generating stewardship for protecting our green spaces.

If you are interested in becoming a part of the future of the outdoor recreation industry, then I suggest you click the INVEST button on this page and become a part-owner of our company.

Once you click the button, you'll be taken to a secure online form to complete your information and investment transaction.

Thanks for your time, and I'll see you outside!

Kay Rodriguez, Founder & CEO of Outerly